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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 4, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 27, 2011 (the “Second Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company filed Amendment No. 1 (“Amendment No. 1”) to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus, and Amendment No. 2 on April 13, 2011. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, including the prospectus contained therein. In addition to responding to the Second Comment Letter, Amendment No. 3 includes information related to a contractual relationship between the Company and Bunge Limited and its affiliate Bunge Global Innovation, LLC, describes the expansion of the board of directors, includes cover art and generally updates the prospectus, including minor typographical corrections. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 3, five of which have been marked to show changes from the filing of the original Registration Statement.

Securities and Exchange Commission	2	May 4, 2011

For ease of review, we have set forth below each of the comments numbered 1 through 4, as set forth in the Second Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 3, except as otherwise noted.

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General

1.	As previously requested, please provide us with a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is not acceptable for counsel to provide this statement on the company’s behalf.

Response: The Company has provided the requested written statement and enclosed it with this letter. The Company will also include such acknowledgement in any request for acceleration of the effective date of the Registration Statement.

2.	We note your response to comment one of our letter dated April 7, 2011. However, we note additional articles such as “Solazyme-Roquette’s algal flour promises exciting future for delicious, low-fat food” on www.foodnavigator-usa.com, dated April 20, 2011, and “Bio-fuel maker Solazyme unveils anti-ageing skin care line Algenist” on www.industryleadersmagazine.com, dated April 12, 2011. Please provide us with your supplemental analysis as to whether these statements constitute offers. In this regard, we note that the first article discusses the correspondent’s trip to the company and discussions he had with Solazyme employees. Additionally, the second article does not appear to focus almost exclusively on the launch of your Algenist product.

Response: The Company respectfully advises the Staff that the article posted on Food Navigator USA (April 20, 2011) was the written product of a site visit by the author on March 17, 2011. This visit had been planned for a number of months prior to the filing of the Registration Statement and was not timed to coincide with the offering. The purpose of the article was to report on the impending launch of Solazyme Roquette Nutritionals’ algal flour product and as such, during the site visit, the consultant spoke to employees about such launch and sampled food products made using algal flour. The article does not refer to the offering nor does it include anything other than incidental mention of the Company or its business. The article relates almost exclusively to the impending launch of a product in one of the Company’s verticals and does not seek to, or

Securities and Exchange Commission	3	May 4, 2011

have the effect of promoting the Company generally or its securities. The Company respectfully submits that the article should not be considered an offer within the meaning of Section 2(a)(3) of the Securities Act.

The Company respectfully submits that the article posted on Industry Leaders Magazine (April 12, 2011) principally focuses on the launch of the Algenist™ product and that the limited general information about the Company’s business it includes was drafted by the author from statements available in the public domain prior to the filing of the Registration Statement. The Company did not provide any information to the author and has no control over the reposting of historical information by third parties. The article does not refer to the offering. The Company respectfully submits that the article should not be considered an offer within the meaning of Section 2(a)(3) of the Securities Act.

3.	In the FoodNavigator-USA.com article referenced in the preceding comment, the author of the article attributes a statement to the company concerning a soft launch of the company’s new algal flour to take place this summer and an official launch for the latter part of 2011. Additionally, the article cites that Solazyme-Roquette Nutritionals’ first plant should be on-line by Q4 of 2011, with products expected on shelves between the middle of 2012 and early 2013. Please update your prospectus to include this information.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 80 to include additional detail on the anticipated launch and distribution schedule for certain Solazyme Roquette Nutritionals products. The Company respectfully advises the Staff that a statement regarding the Company’s expectation that the first Solazyme Nutritionals plant will come online in the fourth quarter of 2011 already appears on page 93.

Board of Directors, page 100

4.	We note your response to prior comment 19. Please confirm that if you update the disclosure prior to effectiveness to name any person as about to become a director, you will also provide the consent of such person, as required by Rule 438 of Regulation C.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 97 to indicate that two new directors were added to the board of directors effective immediately. In addition, as promised in the Company’s response to the Staff’s comment #19 in the Staff’s letter dated April 7, 2011, the Company has revised its disclosure on page 102 to indicate the expanded size of the board of directors. The Company has also filed as an exhibit to Amendment No. 3 the amendment to the Company’s certificate of incorporation relating to the expansion in board size. Amendment No. 3 has also been signed by the two new directors and powers of attorney executed by them are included as exhibits to the filing.

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Securities and Exchange Commission	4	May 4, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc:	Mr. Paul Quinlan, Solazyme, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

May 4, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

In response to comment #1 from the staff of the Securities and Exchange Commission received by letter dated April 27, 2011, relating to the above-referenced registration statement on Form S-1 and the prospectus contained therein, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tyler Painter

Tyler Painter

Chief Financial Officer

Solazyme, Inc.